Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Interstate Hotels & Resorts, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-113229, 333-92109, 333-89740, 333-61731, 333-60545 and 333-60539), of our reports dated March 31, 2009, with respect to the consolidated balance sheets of Interstate Hotels & Resorts, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008 and financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Interstate Hotels & Resorts, Inc.
Our report on the consolidated financial statements as of December 31, 2008 dated March 31, 2009 contains an explanatory paragraph that states that the Company may violate certain covenants included in its credit facility loan arrangement. Violation of one or more covenants would place the Company in default under this loan arrangement. The lenders would then have the right to demand an immediate repayment of all outstanding amounts if such an immediate demand for repayment was made. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.
/s/ KPMG LLP
McLean, Virginia
March 31, 2009